Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Members of

PINGTAN MARINE ENTERPRISE LTD.

To Be Held On:

December 14, 2022 at 10:00 a.m. local time

at 18/F. Zhongshan Building A, No. 154 Hudong Road, Fuzhou, PRC, 350001

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

This communication is not a form for voting and presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 12/2/22.

Please visit http://www.astproxyportal.com/ast/17096, where the following materials are available for view:

- Notice of Annual Meeting of Stockholders
- Proxy Statement
- Form of Electronic Proxy Card
- Annual Report on Form 20-F

TO REQUEST MATERIAL: **TELEPHONE: 888-Proxy-NA (888-776-9962) 718-921-8562 (for international callers)**
E-MAIL: info@astfinancial.com
WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials

TO VOTE: **ONLINE:** To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM China Standard Time/10:59 AM Eastern Time the day before the cut-off or meeting date.

IN PERSON: You may vote your shares in person by attending the Annual Meeting.

TELEPHONE: To vote by telephone, please visit www.voteproxy.com to view the materials and to obtain the toll free number to call.

MAIL: You may request a card by following the instructions above.

1. As an ordinary resolution, to appoint Mr. Xinrong Zhuo and Mr. Yonglu Tang as the Class A directors to serve a three-year term expiring at the 2025 annual general meeting of shareholders or until their successors are duly appointed and qualified.

   Nominee: Xinrong Zhuo

   Nominee: Yonglu Tang

2. As an ordinary resolution, to ratify the appointment of Wei, Wei & Co., LLP as the independent registered public accounting firm for the year ending December 31, 2022.

3. As a special resolution, to approve the Increase of Authorized Share Capital and Re-designation (as defined in the Proxy Statement).

4. As a special resolution, to approve and adopt the Second Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 1 THRU PROPOSAL 4

Please note that you cannot use this notice to vote by mail.

ANNUAL GENERAL MEETING OF MEMBERS OF

PINGTAN MARINE ENTERPRISE LTD.

December 14, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM China Standard Time/10:59 AM Eastern Time the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card and Annual Report on Form 20-F for the 2021 fiscal year are available at http://www.astproxyportal.com/ast/17096

Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.

00003303030300000000 2 121422

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 1 THRU 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE. ☒

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR PROPOSAL 1 THRU 4. THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY ON THE PROXY HOLDERS TO VOTE AS TO ANY OTHER MATTERS THAT MAY BE PROPERLY BROUGHT BEFORE THE ANNUAL MEETING.

1. As an ordinary resolution, to appoint Mr. Xinrong Zhuo and Mr. Yonglu Tang as the Class A directors to serve a three-year term expiring at the 2025 annual general meeting of shareholders or until their successors are duly appointed and qualified.

	FOR	AGAINST	ABSTAIN
Nominee: Xinrong Zhuo	☐	☐	☐
Nominee: Yonglu Tang	☐	☐	☐
2. As an ordinary resolution, to ratify the appointment of Wei, Wei & Co., LLP as the independent registered public accounting firm for the year ending December 31, 2022.	☐	☐	☐
3. As a special resolution, to approve the Increase of Authorized Share Capital and Re-designation (as defined in the Proxy Statement).	☐	☐	☐
4. As a special resolution, to approve and adopt the Second Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned members.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Member ______ Date: ______ Signature of Member ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF MEMBERS OF

PINGTAN MARINE ENTERPRISE LTD.

December 14, 2022

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card and Annual Report on Form 20-F for the 2021 fiscal year are available at http://www.astproxyportal.com/ast/17096

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00000330303030000000 2 121422

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 1 THRU 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE. ☒

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR PROPOSAL 1 THRU 4. THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY ON THE PROXY HOLDERS TO VOTE AS TO ANY OTHER MATTERS THAT MAY BE PROPERLY BROUGHT BEFORE THE ANNUAL MEETING.

1. As an ordinary resolution, to appoint Mr. Xinrong Zhuo and Mr. Yonglu Tang as the Class A directors to serve a three-year term expiring at the 2025 annual general meeting of shareholders or until their successors are duly appointed and qualified.

	FOR	AGAINST	ABSTAIN
Nominee: Xinrong Zhuo	☐	☐	☐
Nominee: Yonglu Tang	☐	☐	☐

	FOR	AGAINST	ABSTAIN
2. As an ordinary resolution, to ratify the appointment of Wei, Wei & Co., LLP as the independent registered public accounting firm for the year ending December 31, 2022.	☐	☐	☐
3. As a special resolution, to approve the Increase of Authorized Share Capital and Re-designation (as defined in the Proxy Statement).	☐	☐	☐
4. As a special resolution, to approve and adopt the Second Amended and Restated Memorandum and Articles of Association in substitution for and to the exclusion of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned members.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Member ______ Date: ______ Signature of Member ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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PINGTAN MARINE ENTERPRISE LTD.

Proxy Solicited by the Board of Directors
for the Annual General Meeting of Members
to Be Held December 14, 2022

The undersigned member(s) of PINGTAN MARINE ENTERPRISE LTD., a Cayman Islands corporation (hereinafter referred to as the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Members and Proxy Statement and hereby appoints Xinrong Zhuo and LiMing Yung, and either of them acting singly in the absence of the other, with full power of substitution and revocation, as proxy and attorney-in-fact on behalf and in the name and place of the undersigned, and hereby authorizes each of them to represent and to vote all of the ordinary shares that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Members of Pingtan Marine Enterprise Ltd. to be held on Wednesday, December 14, 2022 at the Company's headquarters located at 18/F. Zhongshan Building A, No. 154 Hudong Road, Fuzhou, PRC, 350001, at 10:00 AM local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Annual General Meeting of Members and Proxy Statement, hereby revoking any proxies heretofore given, to vote all ordinary shares of the Company held or owned by the undersigned as directed on the reverse side of this proxy card, and in their discretion upon such other matters as may come before the meeting.

(Continued and to be signed on the reverse side.)